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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                   FIRST BANKING COMPANY OF SOUTHEAST GEORGIA
                   -----------------------------------------
                                (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   319286100
                                 --------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               PAGE 1 OF 5 PAGES

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                                  SCHEDULE 13G                PAGE 2 OF 5 PAGES

CUSIP NO. 319286100

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dan J. Parrish, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    219,016*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,880*
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   219,016*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,880*
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          227,896*
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ X ]
          See Item 4.
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                  SCHEDULE 13G                 PAGE 3 OF 5 PAGES

ITEM 1(a).        NAME OF ISSUER:

         First Banking Company of Southeast Georgia

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         40 N. Main Street
         Statesboro, Georgia  30458

ITEM 2(a).        NAME OF PERSON FILING:

         Dan J. Parrish, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         P. O. Box 564
         Metter, Georgia  30439

ITEM 2(c).        CITIZENSHIP:

         United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $1.00 par value

ITEM 2(e).        CUSIP NUMBER:

         319286100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.           OWNERSHIP:

         (a)      Amount beneficially owned:  221,236*

         (b)      Percent of class:  6.1%

         (c)      Number of shares as to which such person has

                   (i)     sole power to vote or direct the vote:  219,016*

                  (ii)     shared power to vote or direct the vote:  8,880*


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                                  SCHEDULE 13G                 PAGE 4 OF 5 PAGES


              (iii) sole power to dispose or to direct the disposition of: 219,016*

              (iv)     shared power to dispose or direct the disposition of:
                       8,880*

       * Mr. Parrish has sole voting and dispositive powers with respect to an aggregate of 219,016 shares of the issuer's Common Stock, of which 50,671 shares are held of record by Mr. Parrish and 168,345 shares are held by Parrish Properties, an entity controlled by Mr. Parrish. Mr. Parrish shares voting and dispositive powers with respect to 8,880 shares held jointly with his spouse. The indicated totals do not include 2,220 shares held by Mr. Parrish's spouse, as to which Mr. Parrish disclaims beneficial ownership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

ITEM 10. CERTIFICATION:

         Not Applicable


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                                  SCHEDULE 13G                 PAGE 5 OF 5 PAGES



                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



         Date:  February 6, 1998

         Signature:        /s/ Dan J. Parrish, Jr.
                    -----------------------------------

         Name:  Dan J. Parrish, Jr.